FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  March, 2008

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada  V6E 3R5

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

March 6, 2008

Minco Gold Corporation is pleased to announce that it has received the required government approvals to advance the Changkeng Gold project located in Guangdong Province, China.

2.

Exhibits

2.1

News Release dated March 6, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/Garnet Clark

Date:  March 6, 2008

Garnet Clark

Chief Financial Officer

Exhibit 2.1

TSX: MMM AMEX: MGH FSE: MI5
For Immediate Release	March 6, 2008

NEWS RELEASE

MINCO GOLD RECEIVES GOVERNMENT APPROVALS

FOR THE CHANGKENG GOLD PROJECT

Minco Gold Corporation (the "Company" or "Minco Gold") (TSX:MMM/AMEX:MGH/FSE:MI5) is pleased to announce that it has received the required government approvals to advance the Changkeng Gold project located in Guangdong Province, China.

A business licence has been granted to Guangzhou Minzhong Mining Co., Ltd. (“Minzhong”), a cooperative joint-venture established among Minco Mining (China) Co., Ltd. (“Minco China”), Guangdong Geological Exploration Corporation (“GGEC”), and two private Chinese companies to jointly explore and develop the Changkeng Gold Property. Under the terms of the agreement, Minco China, a wholly owned subsidiary of Minco Gold,  has the right to earn a 51% equity interest in Changkeng with a total contribution of RMB 51 million (approx. US $7.1 million). The other shareholders will contribute RMB 49 million (approx. US $6.8 million) for their 49% equity interest in Minzhong.

Minzhong has signed a purchase agreement to buy a 100% interest in the exploration permit (the “Changkeng Exploration Permit”) on the Changkeng Gold Property from 757 Geo-Exploration Team of Guangdong Geological Exploration Bureau (“757 Exploration Team”).  Total purchase price (the “Purchase Price”) is appraised to be RMB 49 million (approx. US $6.8 million), payable in three installments within two years. The Ministry of Land and Resources of China has approved the Purchase Price and the transfer of the Changkeng Exploration Permit from 757 Exploration Team to Minzhong.

The Company can now proceed with an exploration program on the Changkeng Gold Project with the granting of the business licence and the transfer of the Changkeng Exploration Permit.

Minco Gold has commissioned P&E Mining Consultants Inc. of Brampton, Ontario, to prepare a NI 43-101 resource estimate on the Changkeng Gold Project. The Company is preparing an aggressive exploration program to advance the project to the feasibility study stage.

About Minco Gold

Minco Gold Corporation (TSX:MMM/AMEX:MGH/FSE:MI5) is a Canadian mining company involved in the direct acquisition and development of high-grade, advanced stage gold properties in China. The Company owns an exploration property portfolio covering more than 1,500 square kilometres of mineral rights in China. For more information on Minco Gold and its properties, please visit the website at www.mincomining.ca or contact Ute Koessler at 1-888-288-8288 or (604)-688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

Chairman & CEO

The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Minco Gold’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Forward Looking Statements: Statements in this news are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including  risks related to the exploration stage of the company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Minco Gold Corporation may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s annual report on Form 20-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.